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                                                                    EXHIBIT B



FOR IMMEDIATE RELEASE


   AIG Commences Offering to Sell its Ownership of IPC Holdings Common Shares
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NEW YORK NY U.S.A. and PEMBROKE, Bermuda, August 8, 2006. American International
Group, Inc. (NYSE:AIG) and IPC Holdings, Ltd. (NASDAQ: IPCR) announced that AIG is commencing an underwritten public offering to sell 13.397 million IPC common shares. AIG has granted the underwriters an option to purchase up to 2 million shares to cover over-allotments, if any. Upon completion of the transaction, if the underwriters exercise their over-allotment option in full, it is anticipated that AIG will not own any shares of IPC's common stock. IPC will not receive any proceeds from the sale of the shares.

The sole bookrunner for this offering is Citigroup Corporate & Investment Banking and Morgan Stanley & Co. Incorporated is a joint-lead manager. Interested parties may obtain a written copy of the prospectus relating to this offering from Citigroup Corporate & Investment Banking, Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, New York, 11220, Attention: Prospectus Department; telephone: 1-877-858-5407

This communication shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About AIG:

American International Group, Inc. (AIG), world leaders in insurance and financial services, is the leading international insurance organization with operations in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through the most extensive worldwide property-casualty and life insurance networks of any insurer. In addition, AIG companies are leading providers of retirement services, financial services and asset management around the world. AIG's common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

About IPC:

     IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.


CONTACT:        For AIG                         for IPC Holdings, Ltd.

               Joe Norton                       James Bryce or John Weale
               212 770-3144                            441 298 5100